February 26, 2025

David Miller
Chief Financial Officer
Champions Oncology, Inc.
1 University Plaza
Suite 307
Hackensack, New Jersey 07601

       Re: Champions Oncology, Inc.
           Form 10-K for the Fiscal Year Ended April 30, 2024
           Form 8-K dated December 11, 2024
           File No. 001-11504
Dear David Miller:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations - Oncology Services Revenue, page 18

1. We note your disclosure regarding the decrease in oncology services revenue for the year ended April 30, 2024 compared to the prior annual period. Your explanation for this decrease uses terminology and metrics that are not otherwise defined, such as net bookings and available convertible revenue. Please revise your future filings to define such terminology and clearly correlate these metrics to significant revenue fluctuations. Please also disaggregate your major sources of revenue for each period presented.
 February 26, 2025
Page 2
Research and Development, page 18

2. Please revise your disclosure in future filings to quantify the significant components of your research and development expenses for each period presented. Form 8-K dated December 11, 2024
Exhibit 99.1
Non-GAAP Financial Information, page 4

3.     We note you present non-GAAP financial measures of Non-GAAP net income
(loss),
       Non-GAAP net income (loss) per share, and Adjusted EBITDA. We further note your various references to Adjusted EBITDA on pages one and two without reference to the most directly comparable GAAP measure. Please revise your future disclosures to comply with Item 10(e)(1)(i) of Regulation S-K. Specifically address the following:
           Revise to present your GAAP measures with equal or greater prominence than your non-GAAP measures; and
           Provide a reconciliation of Adjusted EBITDA to the most directly comparable financial measure calculated in accordance with GAAP.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences